

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

November 16, 2010

Ms. Amee Lombardi
President
Han Logistics, Inc.
5925 Starcrest Ave.
Reno, NV 89523

> **Re:** **Han Logistics, Inc.**
> **Form Pre-14C**
> **Filed October 25, 2010**
> **File No. 000-52273**

Dear Ms. Lombardi:

We have completed our review of your filings and do not have any further comments at this time.

Sincerely,

Tom Kluck
Branch Chief